

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 3, 2010

Fu HaiMing
Chief Executive Officer
China Century Dragon Media, Inc.
c/o Corporation Service Company
2711 Centerville Road, Suite 400
Wilmington, DE 19808

>   **Re: China Century Dragon Media, Inc.**
>   **Registration Statement on Form S-1/A**
>   **Filed August 24, 2010**
>   **File No. 333-166866**

Dear Mr. Fu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 2

Company Overview, page 2

1.   With respect to each of your strategies highlighted in the bullet-points on page 2 and 3, please provide balancing disclosure within the bullet points to the extent applicable indicating that you do not currently have any active operations or specific plans to implement these strategies. With respect to your strategy to purchase time directly from CCTV, disclose the challenges associated with such a plan.

Recent Events, page 3

2.   We note your response to comment two in our letter dated July 8, 2010. Although
        investors in the private placement may have been unwilling to invest absent a
        public reporting vehicle, explain why CD Media BVI did not consider registering
        its own securities under the Exchange Act and thus avoiding the dilution that
        occurred in the share exchange.

3.   We note your response to comment 22 in our letter dated July 8, 2010 and your
        revised disclosure on page 3. Please disclose the identity of the designee, the
        number of shares issued to this designee in the share exchange and the nature of
        the obligation owed by the shareholders of CD Media BVI to the designee.

Private Placement, page 4

4.   We note your response to comment three in our letter dated July 8, 2010
        regarding the services provided by Keen Dragon. Please disclose whether there
        are or were any arrangements between WestPark Capital and Keen Dragon
        regarding their representation of, or services provided to, the company (e.g.,
        referral or similar arrangements).

Certain Relationships and Related Transactions, page 5

5.   Please further revise the table so that the monetary value of the retained shares
        and warrants are reflected in the table and the "Total" calculation.

Contractual Arrangements, page 7

6.   Explain why you believe the operations of CD Media Huizhou, which consist
        solely of providing technical and consulting services to CD Media Beijing
        pursuant to the contractual arrangements, are consistent with the scope of its
        business license.

7.   Explain why PRC counsel has advised you that the PRC regulatory authorities
        may take a view that is contrary to its opinion. Also explain whether PRC
        counsel is able to provide any information about the likelihood that PRC
        regulatory authorities may take a contrary view and the general level of
        uncertainty surrounding its opinion.

Risk Factors, page 11

Risks Related to Us Doing Business in China, page 20

The scope of the business license for CD Media Beijing in China is limited . . ., page 21

8.   We note your reference to a planned expansion into the production of proprietary
        television programming. This plan does not appear to be disclosed elsewhere in
        the prospectus. Please disclose these plans in an appropriate location of the
        prospectus. In connection with your revised disclosure about these plans,
        describe your historical activities in this area, including your participation in two
        film production projects. Disclose, if true, that your participation in the film
        production projects was not within the scope of your business license and was,
        therefore, prohibited.

Recent PRC regulations relating to acquisitions of PRC companies . . ., page 22

9.   We note your response to comment 14 in our letter dated July 8, 2010. Even if
        you are unable to locate specific reports, we believe you should disclose the
        uncertainty regarding whether or not CSRC may be curtailing or suspending
        overseas listings for Chinese private companies. Please provide this disclosure or
        explain to us why you are certain that CSRC has not recently engaged in such
        activities despite your earlier disclosure to the contrary.

We face uncertainty from China's Circular on Strengthening Administration of Enterprise
Income Tax . . ., page 24

10.   Please discuss the extent to which Circular 698 may have been applicable to the
        share exchange transaction. Disclose whether you provided any information to
        the relevant Chinese tax authorities regarding the share exchange transaction.
        Also assess how your use of U.S. and British Virgin Islands holding companies
        may impact the determination as to whether or not Circular 698 would be
        applicable to a share transfer.

Under the New EIT Law . . ., page 26

11.   Disclose the company's belief and understanding that it meets the qualifications
        of a "resident enterprise" and specifically explain how "resident enterprise"
        treatment would have impacted the company's results since the EIT Law became
        effective on January 1, 2008.

Use of Proceeds, page 35

12.   Disclose how the use of the proceeds of this offering will be limited if your
       application to increase the approved investment amount and registered capital
       amount of CD Media Huizhou is not approved. Discuss the factors that could
       impact whether your application is approved.

13.   We note that, pursuant to Circular 142, registered capital of a WFOE such as CD
       Media Huizhou settled in RMB converted from foreign currencies may only be
       used for purposes within the approved business license. Given the limited scope
       of CD Media Huizhou's business license, explain how the proceeds would be
       available to CD Media Beijing for use in the operation of its advertising business.

14.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 41

15.   We note your response to comment 25 in our letter dated July 8, 2010. Given the
       substantial change in your disclosure regarding the significance of these two new
       customers, please explain in your response letter how and why the revenue was
       miscalculated. We also note that you revised your disclosure on page 57 of this
       amendment to indicate that you have 150 customers, rather than the 1,000
       customers disclosed in earlier filings. Provide a similar explanation for this
       change. In addition, considering the significance of these errors, explain to us
       how you were able to conclude that your disclosure controls and procedures were
       effective in your last quarterly report on Form 10-Q.

Factors Affecting Our Results of Operations, page 42

Revenues, page 44

16.   In the third paragraph of this section, you continue to disclose that you pay a
       deposit when you purchase a block of advertising time and are committed to pay
       the remainder of the balance prior to the broadcast. You provide similar
       disclosure elsewhere in the prospectus. This appears inconsistent with the
       information you provided in your responses to comments 43 and 44 in our letter
       dated July 8, 2010, in which you state that you do not owe any specific amounts
       beyond the amounts of the advancements that you pay. Please disclose in more
       detail the process pursuant to which you procure advertising time from the fifteen
       agencies your purchase from. For example, among any other relevant
       information:
       •   describe the specific rights that you obtain in exchange for the payments
               of advances to these agents;

- explain what you would obtain for these advances if you do not agree on any further purchases from an agent and how that would be determined; and
- provide quantitative information about how amounts of advances have related to the total amounts of advertising time ultimately purchased in prior transactions.

Results of Operations, page 46

17.   We note that revenue was increased in the first six months of 2010 by significant sales to new clients. However, we also note that this increase was partially offset by the loss of some existing clients. Please disclose whether you have observed any material trends in client retention rates in recent periods. If so, provide quantitative information to help illustrate those trends and explain the causes of the trends.

Liquidity and Capital Resources, page 49

18.   Please explain why the company obtained related party loans for working capital during the six months ended June 30, 2010. More broadly, identify and discuss any material challenges and risks associated with managing your working capital levels and needs throughout any particular reporting period.

19.   We note that the decrease in cash provided by operating activities in the six months ended June 30, 2010 was due primarily to an increase in accounts receivable of $6.6 million. Please explain how this compares to the increase of approximately $13 million from December 31, 2009 to June 30, 2010 in accounts receivable on your balance sheet. Although you note an increase in monthly sales prior to June 30, 2010 and lower than usual receivables at year-end due to collection practices, please provide more insight into why receivables have consistently increased from $5.4 million at December 31, 2009, to $12.9 million at March 31, 2010, and to $18.1 million at June 30, 2010.

20.   Please disclose the amount of registered capital that remains unpaid with respect to CD Media Huizhou or CD Media Beijing. If any amounts are unpaid, disclose when you are required to pay them and when you intend to pay them.

Quarterly Information, page 51

21.   Please update this disclosure to provide quarterly information for the quarters ended March 31, 2010 and June 30, 2010. Refer to Item 302(a) of Regulation S-K.

22.   We note your response to prior comment 25 in our letter dated July 8, 2010. It
        appears that your discussion in the last paragraph of this section regarding large
        purchases from two new customers is no longer valid. Please revise or advise.

Description of Business, page 53

Our Customers, page 57

23.   We note that you deleted disclosure regarding the breakdown of your revenues
        between agency and corporate customers. Since this disclosure appears material
        to an understanding of your customer base, please include it in your prospectus.
        If you disagree, explain to us why this disclosure is no longer appropriate.

Certain Relationships and Related Transactions, page 69

24.   We note your response to comment 37 in our letter dated July 8, 2010. The
        disclosure provided on page 74 simply concludes that the other shareholders are
        not promoters and does not provide any analysis of the facts. In your next
        response letter, provide a detailed analysis of why you believe that the other
        shareholders of the company to the share exchange are not promoters. In your
        analysis, please tell us and address the extent to which the same shareholders have
        been shareholders in the other SRKP entities.

25.   Please disclose the value of all consideration or other benefits disclosed in this
        section, including the value of warrants and shares retained by shareholders of
        SRKP 25 in connection with the share exchange.

26.   We note your response to comment 38 in our letter dated July 8, 2010 and your
        revised disclosure on page 69. However, it is still not clear how the relative
        amounts of share and warrant cancellations were determined among the SRKP
        security holders. Describe the substance of the negotiations and the reasons for
        the final determinations.

27.   You disclose on page 73 that the board appointed Yan ZhiFeng as a director on
        July 28, 2010 and that Mr. Yan resigned as a director of the company two days
        later on July 30, 2010. Please tell us why the disclosure throughout the
        prospectus indicates that Mr. Yan is currently a director of the company.

Legal Matters, page 87

28.   We note your response to comment 40 in our letter dated July 8, 2010. In
        particular, we note that Ms. Frisco transferred her entire interest effective as of the
        date of the share exchange agreement to an unaffiliated third party for no
        consideration. Please explain to us why the disclosure in Certain Relationships

and Related Transactions on page 69 discloses that Ms. Frisco still held shares
and warrants immediately after the share exchange. Also explain whether Mr.
Poletti and Ms.Frisco have transferred their interests in other SRKP entities in a
similar manner. Explain what benefits they receive from purchasing or receiving
securities in the SRKP entities and then transferring them to unaffiliated third
parties for no consideration. Lastly, please explain why Mr. Poletti would not be
considered a promoter of SRKP 25 and why his connection to SRKP 25 should
not be disclosed.

Financial Statements

Note 2. Summaries of Significant Accounting Policies, page F-10

j. Revenue recognition, page F-11

29.   We note your responses to prior comments 43 and 44. It remains unclear to us
why you believe that it is appropriate to record revenue on a gross basis as a
principal in your advertising transactions. Please address the following items to
provide us with additional information in assessing your conclusion:

- It is unclear to us why you have no inventory at any balance sheet date. You
state that you are at-risk for the cost of slots during the period that you own
such time slots and before they are sold to your customers. Tell us the typical
length of this period. Also, we note that you recognize revenue and costs of
sales over the period that the advertising airs (typically one to three weeks).
In this regard, explain to us why you do not have, at a minimum, an average
of one to three weeks of inventory at each balance sheet date. You also state
at page 51 that, during the three months ended December 31, 2009, you had
an increase in the amount of air time you purchased in anticipation of an
increase in demand from new and existing customers. Tell us why this
increase in purchased air time was not reflected as inventory on your balance
sheet.

- Tell us whether you have ever suffered any inventory losses and, if so, the
amount of such losses.

- You state that CCTV will replay a disrupted program and commercials at a
later time in the event of a broadcast disruption. Tell us why you believe that
you are the primary obligor, in light of the fact that you must rely on CCTV to
satisfy the customer if there is a problem with the original time slot. It
appears to us that the customer would look to CCTV to cure a problem with
the service being provided.

- Based on your description of your advances, it appears that these deposits do not relate to specific time slots and instead represent a right to negotiate with the vendors. Accordingly, please clarify for us why you believe that the advances carry inventory risk.

Note 4. Capitalized Television Cost, page F-16

30.   We note your response to prior comment 45. Notwithstanding your belief that these arrangements should be accounted for under ASC 926, it is unclear to us why you have not presented your interests in Chi Dan Zhong Xin and Xiau Mo Dou as discontinued operations. It appears to us that the revenues and costs of sales associated with the sale of these operations should be presented as discontinued under the guidance in paragraph 1-3 of FASB ASC 205-20-45, since you disposed of your entire interest in these operations.

In addition, we reissue a portion of our prior comment 45. Tell us how you reflected the sale of these interests in your statement of cash flows for the six months ended June 30, 2010. Clarify why you reflected the change in "Capitalized television costs" in your cash provided by operating activities as $746,720. Also, please tell us and disclose how much of the purchase price was received as of June 30, 2010 and where the remaining amount was reflected in your balance sheet.

You may contact Melissa Hauber, Staff Accountant, at (202) 551-3368 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Thomas J. Poletti, Esq.
        Melissa A. Brown, Esq.
        K&L Gates LLP
        Via facsimile: (310) 552-5001